Exhibit 12

BERKSHIRE HATHAWAY INC.
Statement Regarding Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Years Ended December 31,
	2004		2003		2002		2001		2000
Net earnings	$7,308		$8,151		$4,286		$795		$3,328
Income tax expense	3,569		3,805		2,059		590		1,997
Minority interests in earnings	59		64		14		53		241
Equity in earnings of MidAmerican Energy Holdings Company	(237)		(429)		(359)		(134)		(85)
Fixed charges*	875		614		840		1,069		986

Earnings available for fixed charges	$11,574		$12,205		$6,840		$2,373		$6,467

Investment gains, pretax, included in earnings available for fixed charges	$3,496		$4,129		$918		$1,488		$4,499

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$721		$472		$725		$968		$916

Rentals representing interest	154		142		115		101		70

	$875		$614		$840		$1,069		$986

Ratio of earnings to fixed charges*	13.23	x	19.88	x	8.14	x	2.22	x	6.56	x

Ratio of earnings, excluding investment gains, to fixed charges*	9.23	x	13.15	x	7.05	x	0.83	x	2.00	x

*	Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

Years Ended December 31,
2004	2003	2002	2001	2000
$602	$337	$551	$775	$786

     Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	Years Ended December 31,
	2004		2003		2002		2001		2000
Including investment gains	40.19	x	42.84	x	21.76	x	5.44	x	28.41	x
Excluding investment gains	27.38	x	27.94	x	18.58	x	0.37	x	5.91	x